          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 3, 1993

                                 $200,000,000

                       [LOGO] HERSHEY FOODS CORPORATION

                        6.70% NOTES DUE OCTOBER 1, 2005

                               ----------------

  Interest on the Notes is payable on April 1 and October 1 of each year, commencing April 1, 1996. The Notes will not be redeemable prior to maturity and do not provide for any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds. See "Description of Notes--Same-Day Settlement and Payment".

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                 INITIAL PUBLIC   UNDERWRITING    PROCEEDS TO
                                OFFERING PRICE(1) DISCOUNT(2)  CORPORATION(1)(3)
                                ----------------- ------------ -----------------
Per Note.......................      99.769%         0.650%         99.119%
Total..........................   $199,538,000     $1,300,000    $198,238,000

--------
(1) Plus accrued interest, if any, from October 2, 1995.
(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $155,000 payable by the Corporation.

                               ----------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about October 2, 1995, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                        MERRILL LYNCH & CO.

                               ----------------

         The date of this Prospectus Supplement is September 27, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                              RECENT DEVELOPMENTS

  On August 4, 1995, Hershey Foods Corporation (the "Corporation") announced that it had purchased 9,049,773 shares of its common stock from Hershey Trust Company, as Trustee under the deed of trust with Milton S. Hershey and Catherine S. Hershey for the benefit of Milton Hershey School. The Corporation paid $55.25 per share, or approximately $500 million for the shares.

                                USE OF PROCEEDS

  The Corporation intends to apply the net proceeds from the sale of the 6.70% Notes due October 1, 2005 (the "Notes") to repay short-term borrowings of the Corporation associated with a common stock repurchase described above under "Recent Developments". Pending utilization by the Corporation, such proceeds may be invested temporarily in short-term marketable securities.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of "Debt Securities" set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

  The Notes will bear interest from October 2, 1995, payable semiannually on each April 1 and October 1, beginning April 1, 1996, to the persons in whose names the Notes are registered at the close of business on the preceding March 16 and September 15, respectively. The Notes will mature on October 1, 2005.

  The Notes offered hereby are in the aggregate principal amount of $200,000,000 and will be issued only in book-entry form through the facilities of The Depository Trust Company ("DTC"), and will be in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in Notes in book-entry form may be effected only through a participating member of DTC. See "Global Securities" below. As described below under "Global Securities", under certain circumstances Notes may be issued in certificated form in exchange for the global securities ("Global Securities"). In the event that Notes are issued in certificated form, such Notes may be transferred or exchanged at the offices described in the immediately following paragraph.

  Payments on Notes issued in book-entry form will be made to DTC's nominee as the registered owner of the Global Securities. In the event Notes are issued in certificated form, principal and interest, if any, will be payable, the transfer of the Notes will be registrable, and Notes will be exchangeable for Notes bearing identical terms and provisions at the office of the Trustee in The City of New York designated for such purpose, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the person entitled thereto as shown on the Securities Register.

  The Notes will not be redeemable prior to maturity and do not provide for any sinking fund.

GLOBAL SECURITIES

  The Notes will be issued in whole or in part in the form of one or more Global Securities deposited with, or on behalf of DTC, and registered in the name of a nominee of DTC. Owners of beneficial interests in Global Securities will not be entitled to physical delivery of Notes in certificated form except if (x) DTC notifies the Corporation that it is unwilling or unable to continue as depository for such series or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934 (the "Exchange Act"), (y) the Corporation executes and delivers to the Trustee an officers' certificate providing that the Global Securities shall be so exchangeable or
(z) there shall have occurred and be continuing an Event of Default with respect to the Notes. Global Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

  DTC has advised the Corporation and the Underwriters as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through Direct Participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company nor the Trustee has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. DTC has advised the Company and the Trustee that its current practice is to credit the accounts of the participants with payments of principal or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on such date. Payments by participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the participants or indirect participants.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Same-Day Funds Settlement

System maintained by DTC until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                 FOR THE YEARS
                                               ENDED DECEMBER 31,
                                           --------------------------------
                              FOR THE SIX
                              MONTHS ENDED
                              JULY 2, 1995 1994    1993     1992 1991 1990
                              ------------ ----    -----    ---- ---- -----
Ratio of earnings to fixed
 charges(1)..................     7.70     7.81(2) 12.80(3) 8.84 8.43 10.00(4)

--------
(1) For purposes of computing these ratios, (a) earnings consist of income from continuing operations before income taxes and accounting changes and fixed charges and (b) fixed charges consist of interest expense and one-third of rental expense deemed to represent the interest factor for operating leases.
(2) Includes a restructuring charge of $106.1 million.
(3) Includes a gain of $80.6 million on the sale of the Corporation's investment interest in Freia Marabou a.s.
(4) In May 1990, the Corporation sold its equity interest in AB Marabou resulting in a non-recurring gain of $60.5 million.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated September 27, 1995, the Corporation has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
            UNDERWRITER                                              OF NOTES
            -----------                                            ------------
   Goldman, Sachs & Co............................................ $100,000,000
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..........................................  100,000,000
                                                                   ------------
     Total........................................................ $200,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of Notes--Same-Day Settlement and Payment".

  The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  John C. Jamison, a limited partner of Goldman, Sachs & Co., is a director of the Corporation. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have received fees from the Corporation in connection with providing financial advice and other services to the Corporation from time to time.

PROSPECTUS

                                 $500,000,000

                       [LOGO] HERSHEY FOODS CORPORATION

                                DEBT SECURITIES

                               ----------------

  Hershey Foods Corporation (the "Corporation") may offer from time to time up to $500,000,000 (or its equivalent, based on the applicable exchange rate at the time of offering, in such foreign currencies, or units of two or more thereof as shall be designated by the Corporation) aggregate principal amount of its debt securities (the "Debt Securities"), on terms to be determined at the time of offering. The Debt Securities may be issued in one or more series with the same or various maturities. The terms of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), including, where applicable, the specific designation, aggregate principal amount offered, currency or currencies in which the principal (and premium, if any) and interest are payable, denominations, maturity, interest rate (which may be fixed or variable) or method of calculating and time of payment of interest, if any, terms for redemption at the option of the Corporation or the holder, terms for sinking fund payments, terms for any other mandatory redemption, the public offering price, the stock exchanges, if any, on which the Offered Securities may be listed and any other terms in connection with the offering and sale of the Offered Securities, will be set forth in a Prospectus Supplement (the "Prospectus Supplement"). Offered Securities of a series may be issuable in registered form or in the form of one or more global securities (each a "Global Security").

  The Offered Securities will be sold either to or through underwriters, agents or dealers, which may include Goldman, Sachs & Co. and Merrill Lynch & Co. The names of any underwriters, dealers or agents involved in the offering of any Offered Securities, together with any applicable fee, commission or discount arrangements, will be set forth in the Prospectus Supplement. See "Plan of Distribution".

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

GOLDMAN, SACHS & CO.                                        MERRILL LYNCH & CO.

                               ----------------

               The date of this Prospectus is December 3, 1993.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBT SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

  The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address and, except as otherwise indicated in the Prospectus Supplement, may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Corporation has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Corporation and the Offered Securities.

                      DOCUMENTS INCORPORATED BY REFERENCE

  There are hereby incorporated by reference in this Prospectus the following documents filed by the Corporation with the Commission (File No. 1-183):

    (a) The Corporation's most recently filed Annual Report on Form 10-K;

    (b) The Corporation's Quarterly Reports on Form 10-Q filed since the end of the Corporation's fiscal year covered by its most recent Annual Report on Form 10-K; and

    (c) The Corporation's Current Reports on Form 8-K filed since the end of the Corporation's fiscal year covered by its most recent Annual Report on Form 10-K.

  All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Corporation will provide without charge a copy of any or all of the documents mentioned above (other than exhibits to such documents) to each person receiving this Prospectus who requests them in writing. Requests for such copies should be addressed to Eleanor S. Gathany, Assistant Secretary, Hershey Foods Corporation, P.O. Box 810, Hershey, Pennsylvania 17033.

                           HERSHEY FOODS CORPORATION

  The Corporation, through its divisions and subsidiaries, is engaged in the manufacture, distribution and sale of consumer food products. The Corporation produces and distributes, primarily through its Hershey Chocolate U.S.A., Hershey International, and Hershey Pasta Group divisions and its subsidiary Hershey Canada Inc., a broad line of chocolate, confectionery and pasta products, as well as other consumer food products.

  The Corporation's principal product groups include: chocolate and confectionery products sold in the form of bar goods, bagged items, boxed items and throat drops; grocery products in the form of baking ingredients, chocolate drink mixes, peanut butter, dessert toppings, beverages and refrigerated puddings; and pasta products sold in a variety of different shapes, sizes and packages.

  The Corporation manufactures chocolate and confectionery products in a variety of packaged forms and markets them under more than 50 brands. The principal chocolate and confectionery products sold in the United States are:
AMAZIN' FRUIT gummy bears, BAR NONE candy bars, CADBURY'S CREME EGGS candy, CARAMELLO candy bars, HERSHEY'S COOKIES 'N' MINT chocolate bars, HERSHEY'S HUGS chocolates, HERSHEY'S HUGS WITH ALMONDS chocolates, HERSHEY'S KISSES chocolates, HERSHEY'S KISSES WITH ALMONDS chocolates, HERSHEY'S milk chocolate bars, HERSHEY'S milk chocolate bars with almonds, HERSHEY'S MINIATURES chocolate bars, KIT KAT wafer bars, LUDEN'S throat drops, MR. GOODBAR milk chocolate bars with peanuts, PETER PAUL ALMOND JOY candy bars, PETER PAUL MOUNDS candy bars, REESE'S crunchy peanut butter cups, REESE'S peanut butter cups, REESE'S PIECES candies, ROLO caramels in milk chocolate, SKOR toffee bars, WHATCHAMACALLIT candy bars, Y&S TWIZZLERS licorice-type candy, 5th AVENUE candy bars, SYMPHONY milk chocolate bars and YORK peppermint pattie candy.

  The Corporation also markets a line of grocery products in the baking, beverage, peanut butter and toppings categories. Principal products include HERSHEY'S baking chocolate, HERSHEY'S chocolate chips, HERSHEY'S chocolate drink, HERSHEY'S chocolate milk mix, HERSHEY'S cocoa, HERSHEY'S CHOCOLATE SHOPPE toppings, HERSHEY'S syrup, REESE'S peanut butter and REESE'S peanut butter chips.

  The Corporation's principal products sold in Canada include CHIPITS baking chips, GLOSETTES chocolate-covered raisins and peanuts, LIFE SAVERS candy, OH HENRY! candy bars, PLANTERS peanuts, REESE PEANUT BUTTER CUPS candy, Y&S TWIZZLERS licorice-type candy and MOIRS boxed chocolates.

  The Corporation's chocolate and confectionery products are sold primarily to grocery wholesalers, chain grocery stores, candy distributors, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, concessionaires and food distributors by full-time sales representatives and part-time retail sales merchandisers throughout the United States and Canada.

  The Corporation also manufactures and sells quality pasta products throughout most of the United States. These products are sold through chain grocery stores, grocery wholesalers, wholesale clubs, convenience stores and food distributors. The Corporation markets its products on a regional basis under several brand names, including SAN GIORGIO, SKINNER, RONZONI, DELMONICO, P&R, LIGHT 'N FLUFFY, IDEAL, MRS. WEISS, and AMERICAN BEAUTY, as well as certain private labels.

  The Corporation's international operations are in Europe, Mexico and the Far East. The operations are conducted through a variety of forms including wholly-owned subsidiaries, license and distribution agreements and export sales of North American produced products throughout the world.

  The Corporation was organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1893 by Milton S. Hershey. Its principal executive offices are located at 100 Crystal A Drive, Hershey, Pennsylvania 17033, and its telephone number is (717) 534-6799.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                           FOR THE YEARS
                                      FOR THE NINE      ENDED DECEMBER 31,
                                      MONTHS ENDED   -------------------------
                                     OCTOBER 3, 1993 1992 1991 1990  1989 1988
                                     --------------- ---- ---- ----- ---- ----
Ratio of earnings to fixed charges
 (1)................................      12.11(2)   8.84 8.43 10.00 8.52 6.50

--------
(1) For purposes of computing these ratios, (a) earnings consist of income from continuing operations before taxes and fixed charges and (b) fixed charges consist of interest expense and one-third of rental expense deemed to represent the interest factor for operating leases.
(2) Includes gain of $80.6 million on the sale of the Corporation's investment interest in Freia Marabou a.s.

                                USE OF PROCEEDS

  Except as may be otherwise set forth in a Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Corporation to meet capital additions and working capital requirements, to refund outstanding debt, to fund the repurchase of shares of the Corporation's Common Stock and/or to fund acquisitions which may be made by the Corporation from time to time. Pending utilization by the Corporation, such proceeds may be invested temporarily in short-term marketable securities.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby will be issuable in one or more series under an Indenture dated as of February 1, 1991 (the "Indenture") between the Corporation and Citibank, N.A., as Trustee (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Wherever references are made to particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such references.

GENERAL

  The Indenture does not limit the amount of debt securities which may be issued thereunder. Except as described in "Covenants" below and as otherwise provided in the Prospectus Supplement relating to a particular series of Debt Securities, the Indenture does not limit the amount of other debt, secured or unsecured, which may be issued by the Corporation. The Debt Securities may be issued in one or more series, as may be authorized from time to time by the Corporation (Section 2.5).

  Reference is made to the Prospectus Supplement relating to the Offered Securities for the following terms, where applicable, of the Offered
Securities: (1) the designation, the aggregate principal amount and the authorized denominations of the Offered Securities; (2) the percentage of their principal amount at which the Offered Securities will be issued; (3) the currency or currencies (including composite currencies) in which the principal of and interest, if any, on the Offered Securities will be payable; (4) the date or dates on which the Offered Securities will mature; (5) the rate or rates at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue; (6) the dates on which and places at which interest, if any, will be payable and the record dates for payment of such interest; (7) the terms of any mandatory or optional repayment or redemption (including any sinking fund); and (8) any other terms of the Offered Securities (Section 2.5). The Indenture provides that Debt Securities of a single series may be issued at various times, with different maturity dates and may bear interest at different rates (Section 2.5).

  The Offered Securities will be unsecured, unsubordinated indebtedness of the Corporation and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation.

  Debt Securities of a series may be issued in fully registered form or in the form of one or more Global Securities and, with regard to each series of Debt Securities in respect of which this Prospectus is being delivered, in the denominations set forth in the Prospectus Supplement relating to such series. With regard to each series of Debt Securities, the Corporation will maintain in the Borough of Manhattan, The City of New York and in such other place or places, if any, specified in the Prospectus Supplement relating to such series, an office or agency where the Debt Securities of such series may be transferred or exchanged and may be presented for payment of principal, premium, if any, and interest; provided that if such securities are not Global Securities, at the option of the Corporation, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the register for the Debt Securities (Section 3.2). No service charge will be made for any transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.10).

  Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

DEFINITIONS

  "Attributable Debt" is defined, in brief, to mean, as to any lease under which any person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including in respect of contingent rents amounts based on the amount thereof, if any, being paid on the date of determination and excluding amounts on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges), discounted from the respective due dates thereof at the weighted average of the rates of interest (and Yields to Maturity, in the case of Original Issue Discount Securities) borne by the Debt Securities then Outstanding, compounded annually (Section 1.1).

  "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any portion thereof constituting Funded Debt by reason of being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Corporation and its Domestic Subsidiaries, prepared in accordance with generally accepted accounting principles (Section 1.1).

  "Debt" is defined to mean any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed and does not include Attributable Debt (Section 1.1).

  "Domestic Subsidiary" is defined to mean a subsidiary of the Corporation except a subsidiary (a) which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the States of the United States, or (b) the principal purpose of which is to engage in financing the operations of the Corporation or its subsidiaries, or both, outside the States of the United States (Section 1.1).

  "Funded Debt" is defined to mean all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower (Section 1.1).

  "Government Obligations" is defined to mean either (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof (Section 13.1).

  "Mortgage" is defined to mean any pledge, mortgage, lien, encumbrance or security interest (Section 1.1).

  "Principal Domestic Operating Property" is defined, in brief, to mean any land or any facility (together with the land on which it is erected and fixtures comprising a part thereof) located in the United States used primarily for manufacturing, processing or production, owned or leased by the Corporation or any subsidiary of the Corporation and having a gross book value in excess of 2% of Consolidated Net Tangible Assets of the Corporation and its Domestic Subsidiaries other than any such land, facility or portion thereof which in the opinion of the Board of Directors of the Corporation, is not of material importance to the total business conducted by the Corporation and its subsidiaries as an entity (Section 1.1).

  "Subsidiary of the Corporation" is defined to mean a corporation a majority of the outstanding voting stock (as defined) of which is owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation (Section 1.1).

  Other capitalized terms used in this "Description of Debt Securities" have the meanings given them in the Indenture, unless otherwise indicated or unless the context otherwise requires.

COVENANTS

  Limitation on Liens

  If the Corporation or any Domestic Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Operating Property or on any shares of stock or Debt, held by the Corporation or any Domestic Subsidiary, of any Domestic Subsidiary, the Corporation will secure, or cause such Domestic Subsidiary to secure, the Debt Securities equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Operating Properties would not exceed 10% of the Consolidated Net Tangible Assets of the Corporation and its Domestic Subsidiaries. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in favor of the Corporation or any Domestic Subsidiary, (c) Mortgages in favor of U.S. governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages, and (e) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive (Section 3.4). The Indenture will not restrict the incurrence of unsecured debt by the Corporation or its subsidiaries.

  Merger and Consolidation

  The Indenture will provide that no consolidation or merger of the Corporation with or into any other corporation and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation if, as a result thereof, any Principal Domestic Operating Property or any shares of stock or Debt, held by the Corporation or any Domestic Subsidiary, of a Domestic Subsidiary would become subject to a Mortgage, unless either (i) the Debt Securities shall be equally and ratably secured with (or prior to) the Debt secured by such Mortgage or (ii) such Mortgage could be created pursuant to Section 3.4 (See "Limitation on Liens" above) without equally and ratably securing the Debt Securities (Section 9.3). In addition, as a result of the consolidation, merger or conveyance, either the Corporation shall be the continuing corporation or the successor corporation shall be a corporation organized and existing under the laws of the United States or a state thereof and the successor corporation shall expressly assume the due and punctual payment of principal of (and premium, if any) and interest on all Debt Securities and the Corporation's obligations under the Indenture in a supplemental indenture satisfactory to the Trustee (Section 9.1).

  Limitations on Sales and Leasebacks

  Neither the Corporation nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Operating Property, completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless (a) the Corporation or such Domestic Subsidiary could mortgage such property pursuant to Section 3.4 (see "Limitation on Liens" above) in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities or (b) the Corporation, within 120 days after completion of the sale and leaseback transaction, applies to the retirement of its Funded Debt an amount (subject to credits for certain voluntary retirements of Funded Debt) not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Operating Property so leased or (ii) the fair market value of the Principal Domestic Operating Property so leased. This restriction will not apply to any sale and leaseback transaction (a) between the Corporation and a Domestic Subsidiary or between Domestic Subsidiaries or
(b) involving the taking back of a lease for a period of not more than three years (Section 3.5).

  Unless otherwise indicated in a Prospectus Supplement, certain of the covenants described above would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Corporation, such as a leveraged buyout. In this regard, however, it should be noted that voting control of the Corporation is held by Hershey Trust Company, as Trustee for Milton Hershey School (the "Hershey Trust"), which holds approximately 77 percent of the combined voting power of both classes of the Corporation's outstanding common stock. The Hershey Trust has maintained voting control of the Corporation since 1918 and has stated that it has no interest in selling its controlling shares in the Corporation.

EVENTS OF DEFAULT, WAIVER AND NOTICE

  Except as may otherwise be provided in the Prospectus Supplement, as to any series of Debt Securities, an Event of Default is defined in the Indenture as
(a) default in the payment of any
installment of interest, if any, on the Debt Securities of such series when due and the continuance of such default for a period of 30 days; (b) default in payment of the principal of (and premium, if any, on) any of the Debt Securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the payment of a sinking fund installment, if any, on the Debt Securities of such series when due; (d) default by the Corporation in the performance of any other covenant or agreement contained in the Indenture, other than a covenant expressly included in the Indenture solely for the benefit of series of Debt Securities other than such series, and the continuance of such default for a period of 60 days after appropriate notice; (e) certain events of bankruptcy, insolvency and reorganization of the Corporation; and (f) any other Event of Default established with respect to Debt Securities of that series (Sections 2.5 and 5.1).

  An Event of Default with respect to a particular series of Debt Securities issued under the Indenture does not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued thereunder.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to Debt Securities of any series, give all the holders of Debt Securities of such series then outstanding notice of all uncured defaults known to it (the term default to mean the events specified above, not including grace periods); provided that, except in the case of a default in the payment of principal of (and premium, if any) or interest, if any, on any Debt Security of any series, or in the payment of any sinking fund installment with respect to Debt Securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of all the holders of Debt Securities of such series then outstanding (Section 5.11).

  The Indenture provides that if an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of at least 25% in principal amount (calculated as provided in the Indenture) of the Debt Securities of such series then outstanding may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof as may be specified in the Prospectus Supplement relating to such series) of all of the Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately (Section 5.1).

  Upon certain conditions such declarations of acceleration with respect to Debt Securities of any series may be annulled and past defaults (except for defaults in the payment of principal (or premium, if any) or interest, if any, on such Debt Securities not theretofore cured or in respect of a covenant or provision of the Indenture which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of that series affected) may be waived with respect to such series by the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Debt Securities of such series then outstanding (Section 5.10).

  The Indenture requires that the Corporation file with the Trustee annually a written statement as to the presence or absence of certain defaults under the terms thereof and as to performance and fulfillment of certain covenants or agreements therein (Section 3.6).

  The Indenture provides that the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Debt Securities of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding or remedy available to the Trustee, or exercising any trust or power conferred on the Trustee by the Indenture with respect to defaults or Events of Default with respect to Debt Securities of such series (Section 5.9).

  The Indenture provides that the Trustee shall be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of the rights or powers vested in it by the Indenture at the direction of the holders of Debt Securities unless such holders shall have offered to the Trustee reasonable security or indemnity against expenses and liabilities (Section 6.2).

DEFEASANCE

  The Indenture provides that the Corporation may terminate its obligations under Sections 3.4, 3.5 and 9.3 of the Indenture (being the restrictions described under "Covenants--Limitation on Liens" and "--Limitations on Sales and Leasebacks" and the first sentence under "Covenants--Merger and Consolidation" above) with respect to the Debt Securities of any series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of (and premium, if any) and interest on the Debt Securities of such series and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such deposit and termination is conditioned upon, among other things, the Corporation's delivery of an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and termination and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and termination not occurred. Such termination will not relieve the Corporation of its obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof (Section 13.1).

MODIFICATION OF THE INDENTURE

  The Indenture contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount (calculated as provided in the Indenture) of the outstanding Debt Securities of each series affected by such modification, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities of any series; provided that no such modification shall, without the consent of the holders of each Debt Security affected thereby, extend the maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the portion of the principal amount of an Original Issue Discount Security due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in bankruptcy, or reduce any amount payable upon redemption of any Debt Security, or reduce the overdue rate thereof, or impair any right of repayment at the option of the holder of any Debt Security or change the currency of payment of principal or interest on any Debt Security or reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Section 8.2).

  The holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions (Limitation on Liens and Limitations on Sales and Leasebacks) of the Indenture (Section 3.8).

  The Indenture also permits the Corporation and the Trustee to amend the Indenture in certain circumstances without the consent of the holders of any Debt Securities to evidence the merger of the Corporation or the replacement of the Trustee and for certain other purposes (Section 8.1).

REGARDING THE TRUSTEE

  The Trustee extends credit facilities to the Corporation and the Corporation maintains bank accounts, borrows money and has other customary banking relationships with the Trustee, all in the ordinary course of business.

                             PLAN OF DISTRIBUTION

  The Corporation may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman,

Sachs & Co. and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated, or a group of underwriters represented by firms including one or both of such firms. Such firms may also act as agents.

  The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities, underwriters may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Corporation will be described in the Prospectus Supplement.

  Under agreements which may be entered into by the Corporation, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase Debt Securities from the Corporation pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                        VALIDITY OF OFFERED SECURITIES

  Certain legal matters with respect to the Offered Securities will be passed upon for the Corporation by Robert M. Reese, Vice President and General Counsel of the Corporation. Certain legal matters in connection with this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York 10005. Mr. Reese, as of September 30, 1993, was the beneficial owner of 17,021.34 shares of the Corporation's Common Stock and held options to purchase 15,200 additional shares.

                                    EXPERTS

  The consolidated financial statements and schedules of Hershey Foods Corporation and subsidiaries as of December 31, 1992 and 1991, and for each of the three years in the period ended December 31, 1992 incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Developments........................................................ S-2
Use of Proceeds............................................................ S-2
Description of Notes....................................................... S-2
Ratio of Earnings to Fixed Charges......................................... S-4
Underwriting............................................................... S-4

                                   PROSPECTUS
Available Information......................................................   2
Documents Incorporated by Reference........................................   2
Hershey Foods Corporation..................................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   4
Plan of Distribution.......................................................   9
Validity of Offered Securities.............................................  10
Experts....................................................................  10

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                                  $200,000,000

                        [LOGO] HERSHEY FOODS CORPORATON

                        6.70% NOTES DUE OCTOBER 1, 2005

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------


                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.


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